Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
Pricing Supplement
Dated September 27, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
Buffered Notes with Fixed
Semi-Annual Coupons,
Linked to the S&P 500® Index

- $3,000,000 Buffered Notes with Fixed Semi-Annual Coupons linked to the S&P 500® Index
- A term of approximately 10 years
- Semi-annual coupon payments of 2.575% of the Principal Amount per six-month period (equivalent to 5.15% per annum)
- You will not participate in any appreciation in the level of the reference asset
- Repayment of principal at maturity if the return of the reference asset is greater than or equal to the buffer level
- If the reference return is less than the buffer level of -40, you will lose 1.6667% for each 1% that the reference return is below the buffer level, with up to 100% of your principal amount at risk
- All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Notes with Fixed Semi-Annual Coupons (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

The Estimated Initial Value of the Notes on the Pricing Date was $963 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $0 | $1,000 |
| Total | $3,000,000 | $0 | $3,000,000 |

[1] Fee based accounts purchasing the Notes will pay a purchase price of $1,000 per Note, and the agent with respect to sales made to such accounts will forgo any fees. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC** ◆
The world's local bank



# HSBC USA Inc.
# Buffered Notes with Fixed Semi-Annual Coupons

## Linked to the S&P 500® Index

The offering of the Notes will have the terms described in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

This pricing supplement relates to a single offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P 500® Index (Ticker: SPX) |
| **Trade Date:** | September 27, 2013 |
| **Pricing Date:** | September 27, 2013 |
| **Original Issue Date:** | October 2, 2013 |
| **Final Valuation Date:** | September 27, 2023, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | October 2, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each Note, we will pay you the Final Settlement Value in addition to the final coupon payment. |
| **Final Settlement Value:** | ***If the Reference Return is greater than or equal to the Buffer Level***, you will receive $1,000 per $1,000 Principal Amount of Notes (zero return). |
| | ***If the Reference Return is less than the Buffer Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows: |
| | $1,000 + [$1,000 × ((Reference Return + 40%) x Downside Leverage Factor)]. |
| | Under these circumstances, you will lose 1.6667% of the Principal Amount of your Notes for each 1% that the Reference Return is below the Buffer Level. For example, if the Reference Return is -80%, you will suffer a 66.67% loss and receive 33.33% of the Principal Amount at maturity. **If the Reference Return is less than the Buffer Level, you could lose up to 100% of your investment at maturity.** |
| | **All payments on the notes are subject to our credit risk.** |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level - Initial Level}}{\text{Initial Level}}$$ |
| **Buffer Level:** | -40% |
| **Downside Leverage Factor:** | 1.6667 |
| **Initial Level:** | 1,691.75, which was the Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Coupon Rate (paid semi-annually):** | 2.575% of the Principal Amount per six-month period (equivalent to 5.15% per annum). |
| **Coupon Payment Dates:** | The 2nd day of each April and October, commencing on April 2, 2014, up to and including the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and "Payments on the Notes—Coupon" beginning on page PS-4 below. |

| | |
|---|---|
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® page "SPX <INDEX>". If the level of the Reference Asset is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **CUSIP/ISIN:** | 40432XLC3/US40432XLC38 |
| **Form of Notes:** | Book-Entry |
| **Calculation Agent:** | HSBC USA Inc. or one of its affiliates. |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to an offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

## PAYMENTS ON THE NOTES

### Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value, which is an amount in cash, will be determined as follows:

▶ *If the Reference Return is greater than or equal to the Buffer Level*, you will receive $1,000 per $1,000 Principal Amount (zero return).

▶ *If the Reference Return is less than the Buffer Level*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times ((\text{Reference Return} + 40\%) \times \text{Downside Leverage Factor}].$$

Under these circumstances, you will lose 1.6667% of the Principal Amount of your Notes for every 1% that the Reference Return is below the Buffer Level. For example, if the Reference Return is -80%, you will suffer a 66.67% loss and receive 33.33% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Level, you could lose up to 100% of your investment at maturity.**

### Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Coupon Rate. The Coupon Payment Dates are the 2nd day of each April and October, commencing on April 2, 2014, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

## Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

## Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

## Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

## Reference Sponsor

S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor of the Reference Asset.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▸ You seek an investment that will pay a periodic coupon, and that will return the principal amount if the Reference Asset does not depreciate by more than 40%.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1.6667-to-1 basis for each percentage point that the Reference Return is below the Buffer Level.

▸ You are willing to invest in the Notes based on the Coupon Rate of 2.575% of the Principal Amount per six-month period (equivalent to 5.15% per annum).

▸ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo distributions paid to holders of the stocks comprising the Reference Asset.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

**The Notes may not be suitable for you if:**

▸ You believe the Reference Return will be less than the Buffer Level on the Final Valuation Date.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1.6667-to-1 basis for each percentage point that the Reference Return is below the Buffer Level.

▸ You are unwilling to invest in the Notes based on the Coupon Rate of 2.575% of the Principal Amount per six-month period (equivalent to 5.15% per annum).

▸ You seek an investment that provides a full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the distributions paid to holders of the stocks comprising the Reference Asset.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Level of -40%.  If the Reference Asset declines by more than the Buffer Level, you will lose 1.6667% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level.  Accordingly, if the Reference Return is below -40%, your Final Settlement Value will be less than the Principal Amount of your Notes.  You could lose all of your investment at maturity if the Reference Return is less than the Buffer Level.

### You will not participate in any appreciation in the level of the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity. Even if the Final Return of the Reference Asset is greater than zero, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupon payments.  Under no circumstances, regardless of the extent to which the level of the Reference Asset, will your return exceed the total amount of the coupon payments.  In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset, or by investing directly in the securities included in the Reference Asset.

### The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events.  Even if the level of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Final Settlement Value may be less, and may be significantly less, than it would have been had the Final Settlement Value been linked to the level of the Reference Asset prior to such decrease.  Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Final Settlement Value will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

### Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including any return of principal at maturity or coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

### No dividend payments or voting rights.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the Reference Asset would have.

**Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 24 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level.  We cannot predict the Final Level of the Reference Asset.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes**.**  The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performances for the Reference Return from -100% to +75%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Total Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the "Hypothetical Total Payment on the Notes" per $1,000 Principal Amount of Notes to $1,000.  The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples are based on the following terms:

▶  Principal Amount:                         $1,000

▶  Coupon Rate (paid semi-annually):     2.575% of the Principal Amount per six-month period (equivalent to 5.15% per annum)

▶  Buffer Level:                            -40%

▶  Downside Leverage Factor:               1.6667%

| Hypothetical Reference Return | Total Coupon Paid Over the Term of the Notes | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on the Notes |
|---|---|---|---|---|
| 75% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 65% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 55% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 45% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 35% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 25% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 20% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 10% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| 0% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -5% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -10% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -15% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -20% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -30% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -40% | $515 | $1,000.00 | $1,515.00 | 51.50% |
| -50% | $515 | $833.33 | $1,348.33 | 34.83% |
| -60% | $515 | $666.67 | $1,181.67 | 18.17% |
| -70% | $515 | $500.00 | $1,015.00 | 1.50% |
| -80% | $515 | $333.33 | $848.33 | -15.17% |
| -90% | $515 | $166.67 | $681.67 | -31.83% |
| -100% | $515 | $0.00 | $515.00 | -48.50% |

The following examples indicate how the total payment on the notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The Reference Return is 10%.**

| | |
|---|---|
| Reference Return: | 10% |
| **Total Return on the Notes:** | **51.50%** |

Because the Reference Return is greater than the Buffer Level, the Final Settlement Value would be $1,000 per $1,000 Principal Amount of Notes.

Therefore, with the total coupon payments of $515 over the term of the Notes, the total payment on the Notes is $1,515.

Example 1 shows that on the Maturity Date you will receive the return of your principal investment plus a return equal to the Reference Return when such Reference Return is greater than the Buffer Level.  In addition, over the term of the Notes you will receive a total coupon payment of $515, regardless of the performance of the Reference Asset.

**Example 2: The Reference Return is -5.00%.**

| | |
|---|---|
| Reference Return: | -5% |
| **Total Return on the Notes:** | **51.50%** |

Because the Reference Return is greater than the Buffer Level, the Final Settlement Value would be $1,000 per $1,000 Principal Amount of Notes.

Therefore, with the total coupon payments of $515 over the term of the Notes, the total payment on the Notes is $1,515.

Example 2 shows that on the Maturity Date you will receive the return of your principal investment plus a return equal to the Reference Return when such Reference Return is greater than the Buffer Level, even if the Reference Return is less than zero. In addition, over the term of the Notes you will receive total coupon payments of $515, regardless of the performance of the Reference Asset.

**Example 3: The Reference Return is -80%.**

| | |
|---|---|
| Reference Return: | -80% |
| **Total Return on the Notes:** | **-15.17%** |

Here, the Reference Return is -80%. Because the Reference Return is less than the Buffer Level of -40%, the Final Settlement Value would be $333.33 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × ((Reference Return + 40%) x Downside Leverage Factor)]

= $1,000 + [$1,000 × ((-80% + 40%) x 1.6667)]

= $333.33

Therefore, with the total coupon payments of $515 over the term of the Notes, the total payment on the Notes is $848.33.

Example 3 shows that you will lose 1.6667% of the Principal Amount of your Notes for every 1% decline in the Reference Asset beyond -40%. YOU MAY LOSE ALL OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY. In addition, over the term of the Notes you will receive total coupon payments of $515, regardless of the performance of the Reference Asset.

# INFORMATION RELATING TO THE REFERENCE ASSET

## Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 27, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from September 27, 2008 through September 27, 2013. The closing level for the SPX on September 27, 2013 was 1,691.75. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.  In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return.  If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the fifth business day following such accelerated postponed Final Valuation Date.  Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement.  Fee based accounts purchasing the Notes will pay a purchase price of $1,000 per Note, and the agent with respect to sales made to such accounts will forgo any fees.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement does not apply to the Notes issued under this document and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal tax consequences of ownership and disposition of the Notes. This discussion applies only to initial investors in the Notes who:

- purchase the Notes at their "issue price"; and

- will hold the Notes as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; non-U.S. persons that may qualify for the benefits of a U.S. income tax treaty; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes).

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. Investors should consult their tax advisers regarding the potential U.S. federal income tax consequences of the ownership or disposition of the underlying shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein. Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

**General**

Pursuant to the terms of the Notes, you agree to treat a Note for U.S. federal income tax purposes as an executory contract that provides for coupon payments that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as an executory contract that provides for coupon payments.

**Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the "IRS") or the courts will agree with the tax treatment described herein. Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each Note as described in the previous paragraph.**

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

**Tax Consequences to U.S. Holders**

This section applies to you only if you are a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

- an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;

- a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

- an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

### Tax Treatment of the Notes

Assuming the treatment of the Notes as set forth above is respected, the following U.S. federal income tax consequences should result.

*Tax Basis*.  A U.S. Holder's tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

*Tax Treatment of Coupon Payments*.  Any coupon payment on the Notes should be taxable as ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

*Sale, Exchange, Early Redemption or Settlement of the Notes*.  Upon a sale, exchange, early redemption or settlement of the Notes for cash at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized (other than with respect to cash attributable to a coupon payment, which should be treated as discussed above) on the sale, exchange, early redemption or settlement and the U.S. Holder's tax basis in the Notes sold, exchanged, redeemed or settled.  Any such gain or loss should be capital gain or loss.  Capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

### Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above.  In particular, the IRS could seek to treat a Note as a contingent payment debt instrument. If the Notes are so treated, a holder would generally be required to accrue interest income over the term of the Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to the Notes.   In addition, any gain a holder might recognize upon the sale or maturity of the Notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

Other alternative U.S. federal income tax treatments of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses on whether to require holders of "prepaid forward contracts" and similar instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the Notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

### Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns may be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange, early redemption or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

*Additional Medicare Tax*

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). Net investment income generally includes passive income such as interest and capital gains. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

**Tax Consequences to Non-U.S. Holders**

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes:

- a nonresident alien individual for U.S. federal income tax purposes;

- a foreign corporation for U.S. federal income tax purposes;

- an estate whose income is not subject to U.S. federal income tax on a net income basis; or

- a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons do not have the authority to control all of its substantial decisions.

The term "Non-U.S. Holder" does not include any of the following holders:

- a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

- certain former citizens or residents of the United States; or

- a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes.

Although significant aspects of the tax treatment of each Note are uncertain, we intend to withhold on any coupon payment made to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an "other income" or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S. Holder of the Notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from withholding under, an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax advisers regarding the tax treatment of the Notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

A "dividend equivalent" payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% (or a lower rate under an applicable treaty) withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents. If adopted in their current form, the regulations may impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

*Backup Withholding and Information Reporting*

Information returns may be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange, early redemption or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

**Foreign Account Tax Compliance Act**

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners or otherwise establishes an exemption. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity or otherwise establishes an exemption.

These withholding and reporting requirements will generally apply to payments made after June 30, 2014. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014. Holders are urged to consult with their own tax advisers regarding the possible implications of this recently enacted legislation on their investment in the Notes.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

**TABLE OF CONTENTS**

**Pricing Supplement**

General ............................................................................................................................... PS-4
Payments on the Notes ......................................................................................................... PS-4
Investor Suitability ............................................................................................................... PS-5
Risk Factors ......................................................................................................................... PS-6
Illustrative Examples ........................................................................................................... PS-9
Information Relating to the Reference Asset ........................................................................ PS-11
Events of Default and Acceleration ..................................................................................... PS-12
Supplemental Plan of Distribution (Conflicts of Interest) .................................................. PS-12
U.S. Federal Income Tax Considerations ............................................................................ PS-13
Validity of the Notes ........................................................................................................... PS-16

**Equity Index Underlying Supplement**

Risk Factors ......................................................................................................................... S-1
The S&P 500® Index ........................................................................................................... S-6
The S&P 100® Index ........................................................................................................... S-10
The S&P MidCap 400® Index .............................................................................................. S-14
The S&P 500 Low Volatility Index ...................................................................................... S-18
The Russell 2000® Index ..................................................................................................... S-21
The Dow Jones Industrial Average℠ ................................................................................... S-25
The Hang Seng China Enterprises Index® ........................................................................... S-27
The Hang Seng® Index ......................................................................................................... S-30
The Korea Stock Price Index 200 ........................................................................................ S-33
MSCI Indices ....................................................................................................................... S-36
The EURO STOXX 50® Index ............................................................................................ S-40
The PHLX Housing Sector℠ Index ...................................................................................... S-42
The TOPIX® Index ............................................................................................................... S-46
The NASDAQ-100 Index® ................................................................................................... S-49
S&P BRIC 40 Index ............................................................................................................. S-53
The Nikkei 225 Index ........................................................................................................... S-56
The FTSE™ 100 Index ......................................................................................................... S-58
Other Components ................................................................................................................ S-60
Additional Terms of the Notes ............................................................................................. S-60

**Prospectus Supplement**

Risk Factors ......................................................................................................................... S-3
Risks Relating to Our Business ............................................................................................ S-3
Risks Relating to All Note Issuances ................................................................................... S-3
Pricing Supplement .............................................................................................................. S-7
Description of Notes ............................................................................................................. S-8
Use of Proceeds and Hedging .............................................................................................. S-30
Certain ERISA Considerations ............................................................................................ S-30
U.S. Federal Income Tax Considerations ............................................................................ S-32
Supplemental Plan of Distribution (Conflicts of Interest) .................................................. S-49

**Prospectus**

About this Prospectus ........................................................................................................... 1
Risk Factors ......................................................................................................................... 1
Where You Can Find More Information ................................................................................ 1
Special Note Regarding Forward-Looking Statements ........................................................ 2
HSBC USA Inc. ................................................................................................................... 3
Use of Proceeds .................................................................................................................... 3
Description of Debt Securities .............................................................................................. 3
Description of Preferred Stock ............................................................................................. 15
Description of Warrants ........................................................................................................ 21
Description of Purchase Contracts ....................................................................................... 25
Description of Units .............................................................................................................. 28
Book-Entry Procedures ........................................................................................................ 30
Limitations on Issuances in Bearer Form ............................................................................ 35
U.S. Federal Income Tax Considerations Relating to Debt Securities ................................ 35
Plan of Distribution (Conflicts of Interest) .......................................................................... 51
Notice to Canadian Investors ............................................................................................... 53
Notice to EEA Investors ....................................................................................................... 58
Certain ERISA Matters ........................................................................................................ 59
Legal Opinions ..................................................................................................................... 60
Experts .................................................................................................................................. 60

# HSBC USA Inc.

## $3,000,000 Buffered Notes with Fixed Semi-Annual Coupons

**September 27, 2013**

**PRICING SUPPLEMENT**